(Beneficial Holders)

                              (Company Letterhead)

October 11, 2001

(Stockholder address)

Dear ___________:


     The Board of Directors of Be Incorporated is seeking stockholder approval of the purchase of substantially all of Be's intellectual property and other technology assets by Palm. The Board is also seeking stockholder approval of Be's subsequent plan for dissolution. I thought you would appreciate receiving your copy of the Palm, Inc. Form S-4 / Be Incorporated proxy statement pertaining to these proposals as quickly as possible after they had been filed with the Securities and Exchange Commission.

     A special meeting of stockholders has been scheduled for November 12, 2001. A majority of all outstanding shares must vote in favor of the proposals in order for the resolutions to be enacted. I encourage you to review the enclosed Form S-4 and all other relevant materials prior to reaching your decision. After you have reached your decision, please submit your vote as soon as possible.

     The Board and management of Be would appreciate your expedited approval of the proposed resolutions. Any comments or questions you may have concerning the proposals described in the proxy statement are welcome. I would very much appreciate the opportunity to discuss them with you personally. Please feel free to call me at (650 ) 462 - 4100.

     Since your shares are held through a brokerage account or a custodian bank you must vote your shares through that institution. Please contact your account representative and instruct him or her to execute your proxy on your behalf. If you encounter any problems or need assistance with voting your shares, please call our proxy solicitor, Kevin Schwicardi with N.S. Taylor & Associates, Inc., toll free 1.866.470.4300 or collect 1.207.564.8700.

     On behalf of our Board of Directors and the management of Be Incorporated, I thank you for your continued interest and support.

Very truly yours,

---------------
Jean-Louis Gassee


Enclosure

Stockholders of Be Incorporated are urged to read the proxy statement/prospectus and any other relevant documents filed with the Securities and Exchange Commission ("SEC") because they contain important information. You may obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by Be Incorporated with the SEC can be obtained by contacting Be Incorporated at the following address and telephone number:
Shareholder Relations, 800 El Camino Real, Menlo Park, California 94025, telephone: (650) 462-4100. Please read the proxy statement/prospectus carefully before making a decision concerning the dissolution of Be and the sale of Be assets to ECA Subsidiary Acquisition Company, a wholly owned subsidiary of Palm, Inc. Be, its officers, directors, employees and agents will be soliciting proxies from Be stockholders in connection with the asset sale. Information concerning the participants in the solicitation is set forth in the proxy statement/prospectus.



                               (Holders of Record)

                              (Company Letterhead)


October 11, 2001

(Stockholder address)

Dear ___________:


     The Board of Directors of Be Incorporated is seeking stockholder approval of the purchase of substantially all of Be's intellectual property and other technology assets by Palm. The Board is also seeking stockholder approval of Be's subsequent plan for dissolution. I thought you would appreciate receiving your copy of the Palm, Inc. Form S-4 / Be Incorporated proxy statement pertaining to these proposals as quickly as possible after they had been filed with the Securities and Exchange Commission.

     A special meeting of stockholders has been scheduled for November 12, 2001. A majority of all outstanding shares must vote in favor of the proposals in order for the resolutions to be enacted. I encourage you to review the enclosed Form S-4 and all other relevant materials prior to reaching your decision. After you have reached your decision, please submit your vote as soon as possible.

     The Board and management of Be would appreciate your expedited approval of the proposed resolutions. Any comments or questions you may have concerning the proposals described in the proxy statement are welcome. I would very much appreciate the opportunity to discuss them with you personally. Please feel free to call me at (650) 462-4100. You may also call our proxy solicitor, Kevin Schwicardi with N.S. Taylor & Associates, Inc. toll free (866) 470-4300 or collect (207) 564-8700, if you have any questions or need assistance with voting your shares.


     On behalf of our Board of Directors and the management of Be Incorporated, I thank you for your continued interest and support.


Very truly yours,

---------------
Jean-Louis Gassee




Enclosure

Stockholders of Be Incorporated are urged to read the proxy statement/prospectus and any other relevant documents filed with the Securities and Exchange Commission ("SEC") because they contain important information. You may obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by Be Incorporated with the SEC can be obtained by contacting Be Incorporated at the following address and telephone number:
Shareholder Relations, 800 El Camino Real, Menlo Park, California 94025, telephone: (650) 462-4100. Please read the proxy statement/prospectus carefully before making a decision concerning the dissolution of Be and the sale of Be assets to ECA Subsidiary Acquisition Company, a wholly owned subsidiary of Palm, Inc. Be, its officers, directors, employees and agents will be soliciting proxies from Be stockholders in connection with the asset sale. Information concerning the participants in the solicitation is set forth in the proxy statement/prospectus.